
SPL
Innovate·Adapt·Excel

May 23, 2003

VIA FEDERAL EXPRESS


03022127

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following five (5) documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Press Release titled: "West Palm Beach Chooses SPL Customer Management System to Bill Water and Related Services", dated May 19, 2003;
2. Press Release titled: "Hong Kong Water Supplies Department to Provide 'One-Stop Shop' Service with Customer Management Solution from SPL WorldGroup", dated May 20, 2003;
3. Press Release titled: "Search Software America Releases Enhanced SSA-NAME3 Version 2.3", dated May 21, 2003;
4. Press Relase titled: "Questar to Move to SPL WorldGroup's CorDaptix™ Customer Management System", dated May 22, 2003; and
5. Letter to Shareholders from the Chairman, dated May 22, 2003.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

dlw 6/3

continued ....

h:\ak\myd\SEC\(9th subm) 5-23-03fdx.com

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,



Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/4

cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(9th subm) 5-23-03fdx.com


Innovate·Adapt·Excel




Press Releases



FOR IMMEDIATE RELEASE

Contacts:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

West Palm Beach Chooses SPL Customer Management System to Bill Water and Related Services

May 19, 2003, Morristown, NJ, USA — After two years of planning and investigation, the City of West Palm Beach in Florida has chosen SPL WorldGroup's PeopleSoft CIS customer management system to handle billing and customer services for its 30,000 water. sewer, sanitation, and related services accounts.

"Once we make the transition, our customers will see major improvements in the detail and format of their bills," said Marsha Gates, Customer Service Supervisor and Project Manager for CIS at West Palm Beach's Department of Public Utilities.

"Our current system produces primarily summary information for customers, " she explained. "There's little detail. When we give a customer a credit, for instance, the amount of the credit is subtracted from the next month's total, but there's no notation on the bill that the credit was included. That leads to a lot of calls to the call center. "

Bills produced by the new system, in contrast, will contain separate line items for usage fees, consumption, rebates, credits, and other items. The new system will also handle payment plans automatically; currently, the accounts for customers in arrears require extensive manual processing.

Another change will be the number of line items included in bills. West Palm Beach currently bills for seven services: water, sewer, sanitation (refuse collection), recycling, storm water, irrigation, and a utility tax on water. "But with our current system," said Gates, "we can't list irrigation as separate service. " The new system will fix that problem and also permit the addition onto the bill of a new service, industrial pre-treatment fees and fines.

West Palm Beach began its search for a new customer management system when it received notice that the maintenance company for its current, mainframe-based system did not intend to continue its contract. TMG Consulting helped the City develop an initial list of

over 1700 items a new system should include and helped managers narrow an initial field of ten candidates.

"West Palm Beach was impressed with the SPL product's functional breadth, " according to TMG consultant Steve Wenke, who advised the City during the selection process. "Very few modifications will be needed to the base system, reducing long-term costs. Users here have also been impressed with the product's ease of use. And the strong infrastructure in place for ongoing support is reassuring. "

Also important, according to Wenke and Gates, were interfaces to existing City applications – including Oracle Financials, FormScape (for on-line bill printing and work orders), and Pitney Bowes (for batch bill processing).

"We will be doing some limited customization, " said Gates, "but we will also be changing some of our processes because we want a system that is as close as possible to 'out of the box.'" While the SPL system automatically incorporates dozens of utility-specified options into future upgrades, highly customized parts of the system could have to be upgraded manually – something Gates aims to minimize.

SPL and BearingPoint will both work with the City during the implementation. The new system is scheduled to go on-line early in 2004. "Before that, " said Gates, "we'll be doing an extensive communications campaign to alert our customers to the new bill format. "

Gates says the City is also looking forward to having bill changes done in real time. "And once everyone is comfortable with the new system, " she said, "we'll begin to think about additional services like web access to accounts and electronic billing. "

###

About the City of West Palm Beach

Established in 1894 by railroad tycoon Henry Flagler, West Palm Beach today has a population of about 80,000 people. It occupies about 50 square miles along Lake Worth, a lagoon that is also a part of the Atlantic Intracoastal Waterway, at the northern end of Florida's "Gold Coast," which also includes Boca Raton, Fort Lauderdale and Miami Beach.

About SPL WorldGroup

Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-

275-4775.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.




Innovate·Adapt·Excel



Join SPL WorldGroup at CIS 2003

May 31st– June 3rd, Nashville, TN

LEARN M


Press Releases



FOR IMMEDIATE RELEASE

Contacts:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

Hong Kong Water Supplies Department To Provide "One-Stop Shop" Service With Customer Management Solution From SPL WorldGroup

May 20, 2003, Morristown, NJ, USA — SPL WorldGroup announced today that the Hong Kong Water Supplies Department (WSD) has selected its CorDaptix™ customer management and billing solution as an integral part of a major project to improve operational efficiency and customer service to 2.49 million water customers in Hong Kong.

Hong Kong-based Computer And Technologies International Limited (CTIL) has been awarded the contract to manage and implement the project, with SPL as a key partner. Completion of Phase I is expected in December 2003, and full implementation is targeted for September 2004.

SPL's CorDaptix solution will be replacing a billing system that has been in operation for 23 years; it no longer provides the levels of efficiency and customer service WSD needs for current and future customers.

On completion, the project will provide:

- On-line access to comprehensive customer information. Call center staff will be able to answer the majority of enquiries and service requests in one telephone call, improving efficiency.
- Electronic meter reading. This will improve transaction efficiency and accuracy of accounts; it will also enable issuing of bills as and when required.
- Flexibility to tailor bills to the needs of individual customers e.g. consolidated bills for customers with more than one metered account. Many WSD customers have requested this service.

Trevor Winer, Chairman of SPL WorldGroup, commented, "The

decision of Hong Kong Water Supplies Department to implement CorDaptix is a significant milestone for SPL. Over the past 12-18 months, we have conducted research into the Asian utilities market and organizations. We have enhanced CorDaptix to ensure that it addresses the unique needs of this region and will result in a world-class solution for managing customer needs."

Winer continued, "We are looking forward to working with Computer And Technologies International. Their expert knowledge in local utility industry practices and SPL's global utility experience will mean a partnership that meets and exceeds Hong Kong WSD's objectives."

###

About CTIL
CTIL is a subsidiary of the Hong Kong-listed Computer And Technologies Holdings Limited ("C&T", SEHK 0046), a leading IT service provider in Asia that has built its business on a vision to deliver competitive advantage for enterprises by optimizing their information systems efficiency. Founded in 1991, C&T is headquartered in Hong Kong to support regional business throughout China, Hong Kong, Taiwan and Singapore. Offices have also been established in major commercial regions of China. The Group has a long track record in delivering world-class innovative projects and implementing large-scale mission-critical IT solutions such as Automated Securities Trading System for the Shanghai Stock Exchange and the Electronic Tendering System and Electronic Service Delivery projects for the Hong Kong SAR Government.

C&T employs more than 300 and had revenue of US$30 million in 2002. For more information, please visit its website at www.ctil.com or contact Alice Cheng: Tel - (852) 2503 8238,
Fax - (852) 2503 8100, Email - alice_cheng@ctil.com

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

About CorDaptix™
SPL's CorDaptix solution is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain

customers.

Call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.




SearchSoftwareAmerica










SSA Supports
All Countries

FILE NO.
82 - 34708

SEARCH SOFTWARE AMERICA RELEASES
Enhanced SSA-NAME3 Version 2.3

SSA's search software is used by 500+ major organizations to help them know their customers, uncover fraud, expose terrorists, find missing children, discover hidden relationships and duplications in database systems

GREENWICH, CT (May 21, 2003) - Search Software America (SSA), a leading global provider of identity search and matching software, has released Version 2.3 of its core technology product SSA-NAME3. SSA-NAME3 is an application developer's toolkit as well as the core component of SSA's other products, Identity Systems (IDS) and the Data Clustering Engine.

SSA-NAME3 enables organizations to build their own application programs to intelligently search and match records about people, companies, addresses, products, song titles and other naming data. It is also used to enhance the searching and matching capabilities inside OEM products. SSA-NAME3 is used by organizations concerned about reliability and performance when searching and matching identity data for accurate customer lookup, fraud and case investigation and when screening individuals and organizations against reference databases and watch lists. SSA-NAME3 is also used to eliminate database duplication, establish relationships between or across files and for filtering customer and prospect data in marketing systems. SSA's software is deployed worldwide by organizations including American Express, AT&T, DHL, the Florida Dept of Law Enforcement, Equifax Brazil, Experian, Kaiser Permanente, the U.S. Internal Revenue Service, the Australian Crime Commission and Citizenship & Immigration Canada.

"SSA-NAME3 remains the leading choice for organizations whose search and matching needs have the characteristics of being critical, high-volume, online/real-time or multi-county enabled," said Michael Dunkerley, SSA's vice president of core technology. "The key benefits of our latest version are its ease of tuning, including the introduction of a "Rule Wizard" that allows non-IT users to enhance any one of the 50+ Standard Population rule-sets with "local" rules, without a requirement to re-build indexes; performance enhancements through "early-exit" match choices; and higher reliability of search and match results through improved Standard Population rules and additional tuning options."

Press Contact:

Mark Bruce
HiTechPR: 914-967-6932 x 200
mbruce@hitechpr.com

For additional information:

Contact: Michael Dunkerley
Search Software America
Tel: 61-2-8904 9936

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Innovate·Adapt·Excel



Join SPL WorldGroup at CIS 2003

May 31st– June 3rd, Nashville, TN

LEARN M


Press Releases



FOR IMMEDIATE RELEASE

Contacts:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

Questar to Move to SPL WorldGroup's CorDaptix™ Customer Management System

May 22, 2003, Morristown, NJ, USA — SPL WorldGroup announced today that Questar Gas Co. will move its approximately 750,000 customer accounts to SPL's flagship CorDaptix™ customer management solution. The system is expected to be operational in mid-2004.

Questar – which serves residential, commercial and industrial customers in Utah, Wyoming, and Idaho – is replacing a 30-year-old legacy billing system that has become too rigid and inflexible to accommodate the realities of today's natural gas marketplace. As an immediate benefit, Questar expects to better serve customers with faster access to account information and increased flexibility.

"We've built our success on our ability to satisfy a rapidly growing customer base while controlling costs," said Questar Gas President Alan Allred. "We've long needed new customer management software that provides flexibility and an ability to better serve our customers. In choosing SPL WorldGroup's CorDaptix customer management solution, we are confident that it meets our criteria and comes from a vendor with a reputation for successful implementation and ongoing, rock-solid support. We look forward to a rapid implementation that will have us up and running on the new system next year."

"We are very pleased to be entering into what we expect will be a long and productive relationship with one of the nation's leading mid-size gas distribution companies," said SPL CTO Guerry Waters. "Over the past months, we have worked closely with the company to examine current requirements and future needs. As we move forward with product implementation, it is with the knowledge that Questar will be setting a standard among natural gas distribution companies, and we are proud to be playing a role in its strategic positioning."

###

FILE NO.
82 - 34708

About Questar
Questar Gas Co. is one of the nation's fastest growing utilities. It serves more than 750,000 residential, commercial and industrial customers in Utah, southwestern Wyoming and a portion of southeastern Idaho. Questar Gas's customer additions have accelerated at a compounded growth rate of over 3% since 1990. The utility's strong growth rate reflects Utah's steady economy and rapid population growth, as well as natural gas's position as the preferred fuel.

Questar Gas is the regulated retail natural gas-distribution subsidiary of Questar Corporation, headquartered in Salt Lake City, Utah. Questar's $3.1 billion in assets are balanced among nonregulated (Market Resources) and regulated (Regulated Services) activities. With operations extending from exploration and production to retail distribution, Questar exploits opportunities all along the gas value chain while pursuing new opportunities.

Visit Questar at www.questar.com.

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.




Innovate·Adapt·Excel

FILE NO.
82 - 34708

May 22, 2003

To the Shareholders of
SPL WorldGroup B.V.

Dear Shareholder:

This is to let you know that our former chairman and CEO, CD Hobbs, has left SPL to pursue other interests.

A Board hires a CEO to run the company on behalf of the owners. However, the CEO's authority is limited and the Board must approve, inter alia, changes in strategic direction and significant re-organizations. SPL's Board of Directors and CD had a difference of opinion concerning the business direction of SPL, which resulted in CD's departure. It had nothing to with the performance of the company.

CD's departure should not go by without acknowledging a few of SPL's many accomplishments during his tenure. Under his leadership, SPL's visibility in the market place grew strongly and we forged significant alliances with customers and systems integrators. In 2002, we exceeded our revenue and profitability targets and crossed the threshold of having over US $100 million in revenues. CD brought many innovative ideas to SPL and championed a growing market trend to break up customer management systems into functional components and license them separately.

It is now time to move on. This year is a challenging year for the world economy and the global utility industry, which is our main customer base, is no different. As we face the year, we are fortunate to have the market-leading product, CorDaptix™. We also have the best and most dedicated employees that continue to distinguish SPL for its creativity, customer dedication and integrity.

For those of you who may not know me, I have served on SPL's Board of Directors since SPL WorldGroup was created in 1994, including a stint as the first Chairman. Before that, I was one of the founders, and CEO, of SPL in the United States. The Board has appointed me and Roger Peirce, one of our new directors, to form a subcommittee of the Board. I will assist our senior management team in the day-to-day operational issues of SPL and Roger will focus primarily on directing the search for our new CEO. We expect the CEO search to take several months because we will undertake a rigorous and methodical approach to find the best CEO to lead our company.

For those who know me, I can say that I value the opportunity of again working with the great people in SPL, and can assure you that our values of honesty, integrity, and fair-dealing are in safe hands.


Innovate·Adapt·Excel

FILE NO.
82 - 34708

We hope that you find this letter to be part of the increased communication that the Company expects to have with it shareholders. As you know, we held our shareholders meeting on April 15, 2003. All items on the agenda were approved. Importantly, we are happy to report that the two new board candidates: Jean-Claude Gruffat and Roger Peirce, have now joined the board.

If you have any questions, please feel free to contact me directly. Over the coming months I will be visiting the different SPL offices. The best way to reach me is by email: trevor_winer@splwg.com.

Personal regards,

Trevor Winer
Chairman

SPL WORLDGROUP B.V.

75 HAWTHORNE PLAZA, 20th Floor, SAN FRANCISCO, CA 94105 USA TEL:+1 415-977-4571 FAX: +1 415-974-8966 www.splwg.com